EXHIBIT 99.1

CNEY Regains Compliance with Nasdaq Minimum Bid Price Requirement

LISHUI, China, March 6, 2026 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) ("CNEY" and the "Company"), today announced that, on March 5, 2026, it received a notification from the Office of the General Counsel of The Nasdaq Stock Market LLC stating that the Nasdaq Hearings Panel had determined that the Company had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Notwithstanding the Hearings Panel’s determination, the Company will remain subject to a discretionary monitoring period of one year. If, during that one-year monitoring period, Nasdaq Staff determines that the Company fails to comply with any continued listing requirement, the Company will be subject to a delisting determination without an opportunity to submit a compliance plan to Nasdaq Staff or to benefit from any otherwise applicable cure or compliance period. However, the Company would have the right to request a new hearing before the Hearings Panel.

The Company's Class A ordinary shares will continue to trade in The Nasdaq Capital Market under the ticker "CNEY."

About CN Energy Group. Inc.

With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon from raw carbon materials, converting harmful wastes into a valuable product and delivering significant financial, economic, environmental, and ecological benefits. The Company’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company's website at www.cneny.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "will," "would," and similar expressions. Forward-looking statements are based on current beliefs, expectations, and assumptions and are not guarantees of future performance.

These statements are subject to risks and uncertainties, including those described under "Risk Factors" in the Company's filings with the Securities and Exchange Commission, and actual results may differ materially.

Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them, except as required by law. Information on the Company's website or social media is not incorporated by reference into this press release.

Investor Relations Contact:

+86-571-87555823

ir@cneny.com